Mail Stop 3561

September 27, 2007

By Facsimile and U.S. Mail

Eduardo Villegas Contte
Chief Financial Officer
Metrogas S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

> **Re: Metrogas S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-13442**

Dear Mr. Villegas Contte:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The comments below do not include page numbers since they are not used in your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

D. Tabular Disclosure of Contractual Obligations

1. Please advise or revise the financial debt in this table to reconcile with the amounts presented in your balance sheet as of December 31, 2006. Please also

supplementally disclose how you arrived at the financial debt interest amounts or reference a section in your filing that presents a clarifying explanation.

Item 15. Controls and Procedures

3. Controls and Procedures

2. You are required to disclose any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting identified in connection with the evaluation during the latest fiscal quarter. See the general instructions to Item 15T.(d) of Form 20-F. Please confirm in your response there were no changes in your internal controls over financial reporting that have materially affected your internal control over financial reporting and, in future filings, do not qualify your disclosure with the term significant.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

4. Exhibits

3. In future filings please revise managements' certifications to include all of the information included in the example certification in the general instructions to Form 20-F. We refer you to paragraphs 4., 4.b. and 4.c. Please include an example of managements' revised certifications in your response.

4. In future filings you are required to file your 302 and 906 certifications separately as exhibits rather than in the annual report. See the Instructions as to Exhibits in Form 20-F. Please confirm you will do so in your response.

Note 3-Basis of Presentation of the Consolidated Financial Statements

Note 17-Reconciliation of Shareholders' Equity and Net Income (Loss) to U.S. GAAP

5. In Note 3.h) you disclose that fixed asset costs include applicable overhead. Please tell us the nature of the overhead included, if the amounts are included in

U.S. GAAP amounts and your basis for inclusion. Please also tell us the amount of overhead included in fixed assets as of your balance sheet dates.

6. You disclose in Note 3.h) that fixed assets as a whole do not exceed their estimated realizable values. We assume this is in consideration of fixed asset impairment. Please explain how you perform the impairment tests including how you determine the lowest level of identifiable cash flows, in consideration of the U.S. GAAP requirements in paragraph 10 of SFAS No. 144. Please also tell us how you perform your impairment tests and summarize the results of any impairment testing performed as of your most recent balance sheet date. If none of the fixed assets were tested for impairment, explain why. In this regard, we assume impairment testing would have been considered given the recurring net losses, the suspension of principal and interest payments on debt and the adverse regulatory changes such as the unbundling of services.

Note 19 – Other Significant U.S. GAAP Disclosure Requirements

7. Please tell us how you determined you have one reportable segment in 2005 and 2006 in consideration of the fact that MetroEnergia services large users of gas and gas transporters while MetroGas is prohibited by law from serving these same entities. See paragraph 17.c. of SFAS No. 131. If after further consideration you determine you do have multiple reporting segments please include an example of your revised disclosure in your response. Otherwise please explain your disclosure, as applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comment.

Sincerely,

Michael Moran
Accounting Branch Chief